Simpson Thacher & Bartlett LLP

900 G STREET, NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

FACSIMILE: +1-202-636-5502

Direct Dial Number (202) 636-5592	E-mail Address steven.grigoriou@stblaw.com

June 2, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lauren Hamilton

Re:	Blackstone Secured Lending Fund

Form N-14, File No. 333-251384

Dear Ms. Hamilton:

On behalf of Blackstone Secured Lending Fund (the “Company”), we are providing the following responses to comments received by telephone from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on May 27, 2021 relating to the amendment to the Company’s Registration Statement on Form N-14 filed with the Commission on May 14, 2021 (the “Registration Statement”). All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

1.	In footnote 6 of the Senior Securities table, please provide an estimate for the asset coverage per unit for the 2.750% Notes in the footnote inclusive of the April 27, 2021 issuance.

The Company has included the requested disclosure in the amended Registration Statement in accordance with the Staff’s comment.

* * * * *

Please do not hesitate to call me at (202) 636-5592, Rajib Chanda at (202) 636-5543 or Benjamin Wells at (212) 455-2516 with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Steven Grigoriou

cc:	Rajib Chanda, Simpson Thacher & Bartlett LLP

Benjamin Wells, Simpson Thacher & Bartlett LLP

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